SEC FILE NUMBER 001-38152

CUSIP NUMBER 91733T307 91733T406

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

USCF Funds Trust

Full Name of Registrant

Former Name if Applicable

1999 Harrison Street, Suite 1530

Address of Principal Executive Office (Street and Number)

Oakland, California 94612

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The USCF Funds Trust (the “Registrant”) will be filing its first quarterly report on Form 10-Q following the launch of two series of the Trust, United States 3x Oil Fund (“USOU”) and United States 3x Short Oil Fund (“USOD,” and together with USOU, the “Funds”), whose registration statements on Form 8-A and Form S-1 became effective on July 19, 2017. The Funds’ registration statements on Form S-1 included an audited statement of financial condition of the Registrant and the Funds as of June 26, 2017, which pre-dated the launch of the Funds and any substantive operations of the Registrant. However, since the statement of financial condition did not extend to June 30, 2017, the Registrant has determined to file its first quarterly report on Form 10-Q for the quarter ended June 30, 2017, pursuant to Rule 13a-13 of the Securities Exchange Act of 1934, in lieu of filing its first quarterly report on Form 10-Q for the quarter ended September 30, 2017. Following its determination to file a quarterly report on Form 10-Q for the quarter ended June 30, 2017, the Registrant was unable to compile the necessary financial information required to prepare a complete filing and, thus, will be unable to file the periodic report by the filing deadline of September 5, 2017, without unreasonable effort or expense. The Registrant expects to file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stuart P. Crumbaugh	510	522-9600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There is no significant change in results of operations from the corresponding period for the last fiscal year because there were no results of operations for the corresponding period ended June 30 for the last fiscal year, 2016. The Funds launched in July 2017 and the Registrant did not have any substantive operations during such prior period.

USCF Funds Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 5, 2017	By:	/s/ Stuart P. Crumbaugh
Stuart P. Crumbaugh Chief Financial Officer